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                                                                  EXHIBIT (b)(3)

Presentation materials prepared by Salomon Brothers Inc, presented to senior executives of Purchaser on January 27, 1997.
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PROJECT STAR

Preliminary Valuation





                                                                January 27, 1997
                                                                Confidential


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  Salomon Brothers
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SUMMARY



     This memorandum summarizes Salomon Brothers' preliminary valuation of Star.

     1. Salomon Brothers' preliminary valuation of Star yields a range of $2.10 - $5.34;

     2. For a number of reasons, including primarily the relative lack of information on which the valuation is based and the absence of due diligence, Salomon Brothers' preliminary valuation does not reflect a pure fundamental value of Star;

     3. Salomon Brothers' preliminary valuation indicates that Star may currently trade at a level significantly above its fundamental value on a stand-alone basis; and

     4. No strategic value or synergies that might result from a combination between Tiger and Star have been assumed in our valuation analysis and could represent potential upside on the valuation.

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  Salomon Brothers
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PRELIMINARY VALUATION

     OVERVIEW

     In conducting our valuation of Star, Salomon Brothers used three separate valuation methodologies: public market, private market and discounted cash flow ("DCF"). Star's current operating losses and projected 1997 net losses, together with the historic volatility of the PC industry, lower the reliability of any valuation methodology. In our public and private market valuations, we discounted below median industry multiples to reflect Star's current and projected operating performance. The reliability of our valuation as a pure fundamental valuation of Star is further impaired by the relative lack of forward revenue and earnings projections, which form the basis of the public market and DCF valuations, and by the absence of due diligence or internal projections. Ultimately, the fundamental value of Star will be determined by Star's ability to turn its operations around. Our discounted cash flow model is based on industry projections for unit growth and price movements, and assumes that Star turns its operations around and gradually becomes profitable over a 24-month period. Should the business not turn around within the next 24 months, the valuation range given here could be overly optimistic.

     Partly as a result of the low reliability of any valuation as a measure of the fundamental value of Star, it is critical for Tiger to form an independent view regarding the value of Star to Tiger.

                                                                                                  EQUITY VALUE
VALUATION METHODOLOGY                 FIRM VALUE     ($ MM)     EQUITY VALUE     ($ MM)            PER SHARE (a)
--------------------------------------------------------------------------------------------------------------------
Public Market                            $374    -     $607       $151     -       $384         $2.10    -     $5.34

Private Market                           $421    -     $632       $198     -       $409         $2.75    -     $5.69

Discounted Cash Flow - Base Case         $331    -     $562       $108     -       $339         $1.50    -     $4.72
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Discounted Cash Flow - Upside Case       $542    -     $821       $319     -       $598         $4.44    -     $8.32
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                                     -------------------------------------------------------------------------------
Mean (b)                                 $375    -     $600       $152     -       $377         $2.12    -     $5.25
Median (b)                               $374    -     $607       $151     -       $384         $2.10    -     $5.34
                                     -------------------------------------------------------------------------------

(a) Equity Value per Share on a fully diluted basis.
(b) Using the Base Case DCF valuation.

(Continued on next page)

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  Salomon Brothers
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PRELIMINARY VALUATION


     PUBLIC MARKET VALUATION


     Our public market valuation indicated a value for Star of $2.10 - $5.34. Salomon Brothers' public market valuation valued Star on the basis of the 1998E earnings and Firm Value/1997E revenues multiples of Star's public comparables. As comparables, we used Compaq, Dell and Gateway 2000. Forward estimates of Star's 1997 revenue and 1998 earnings were not widely available. The public market valuation is based on single estimates of Star's 1997E revenue ($2,453 MM - from a November 1996 Oppenheimer research report) and 1998E earnings ($39MM - from an August 1996 Dean Witter research report). These estimates are extracted from external research sources.

     PRIVATE MARKET VALUATION

     Our private market valuation indicated a value for Star of $2.75 - $5.69. Salomon Brothers' private market valuation analysis values Star on the basis of multiples implied by private transactions in the personal computer sector over the recent past. In our private market valuation, we applied a selected range of Firm Value/LTM revenues multiples to Star's LTM revenue ($2,105 MM). The four transactions we analyzed in conducting our private market valuation were Packard Bell/Zenith Data Systems, Tiger/Star, NEC/Packard Bell, and Star/Tandy.

     Information was available for only three of the four transactions, of which one was an asset purchase (Star/Tandy) and another was the 1995 Tiger/Star transaction. The relative lack of data makes the private market valuation less useful as a measure of Star's value than would be the case if a larger number of transactions and/or transaction multiples were available.

     DISCOUNTED CASH FLOW VALUATION

     Our DCF valuation indicated a value of $1.50 - $4.72 for Star. Salomon Brothers' DCF valuation assumes that Star's business will gradually develop and become profitable over a 24 month period. Salomon Brothers has not performed any due diligence and has not had access to internal Star projections. The operating assumptions about the development of Star's business over the term of our projections were made primarily with reference to the conservative end of industry projections made by independent industry research and analysis firms. The dynamics of the personal computer industry have historically made industry projections over a period of more than 1-2 years relatively unreliable. The industry experiences high levels of competition, large swings in component pricing and frequent new product introductions (leading to inventory obsolescence). As a result of this, the projections on which the DCF valuation is based do not reflect results that Star will actually achieve. Additionally, the reliability of the DCF valuation is negatively affected by the fact that the terminal value, which is based on a multiple of year 5 EBITDA, represents greater than 100% of the NPV of Star.

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PRELIMINARY VALUATION (Continued)

     Comparables Analysis
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Valuation Multiples          Equity         Firm             Firm Value/LTM                 Firm Value/1997E Cal.(c)
                                                           ------------------------------------------------------------
(Dollars in millions)        Value(a)       Value(b)       Revenues  EBITDA    EBIT      Revenues  EBITDA    EBIT
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
Dell Computer (DELL)         $12,195        $11,030         1.6x      18.1x    19.6x      1.2x      13.7x    14.5x
Gateway 2000 (GATE)            5,063          4,683         1.0       11.9     13.9       0.7        9.4     10.6
Compaq Computer (CPQ)         22,713         19,822         1.1       10.1     11.7       0.9        8.1      9.1
Apple Computer (AAPL)          2,147          1,537         0.2         NM       NM       0.2        4.6      8.5
AST Research (ASTA)(d)           311            534         0.3         NM       NM       0.2         NM       NM
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High                                                        1.6x      18.1x    19.6x      1.2x      13.7x    14.5x
Mean                                                        0.8       13.4     15.0       0.6        8.9     10.7
Median                                                      1.0       11.9     13.9       0.7        8.8      9.9
Low                                                         0.2       10.1     11.7       0.2        4.6      8.5
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

LTM:   Latest Twelve Months.
NM:    Not Meaningful.
Note: EBITDA, EBIT, Net Income to Common, and EPS adjusted for unusual and nonrecurring items.
(a)  Stock price as of January 23, 1997.
(b) Firm Value equals equity value (all fully diluted shares at the stock price less any option proceeds) plus straight debt, minority interest, straight preferred stock, all out-of-the-money convertibles, less investments in unconsolidated affiliates and cash.
(c)  1997 Revenue and EBIT estimates are Calendarized for December 31, year end;
     Source: Wall Street research reports. 1997 D&A figures are Salomon estimates for all comparables.
(d) Due to fiscal year change, LTM figures are estimated from annualized nine month data, period ended September 30, 1996.
 ................................................................................

Valuation Multiples          Stock          Equity                     Price(b)/                    5-Yr Est. EPS
                                                      -------------------------------------------
(Dollars in millions)        Price(a)       Value     1996 Cal. EPS  1997 Cal. EPS  1998 Cal. EPS      Growth(b)
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
Gateway 2000 (GATE)           $63.63        $ 5,063        19.8x          16.4x          14.1x          20.0%
Dell Computer (DELL)           69.25         12,195        26.8           20.5           16.6           23.0
Compaq Computer (CPQ)          83.75         22,713        18.0           14.0           11.6           20.0
Apple Computer (APPL)          17.25          2,147          NM             NM             NM           13.0
AST Research (ASTA)             5.00            311          NM             NM            7.9(c)        10.0
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High                                                       26.8x          20.5x          16.6x          23.0%
Mean                                                       21.5           17.0           12.6           17.2
Median                                                     19.8           16.4           12.9           20.0
Low                                                        18.0           14.0            7.9           10.0
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

LTM:   Latest Twelve Months.
NM:    Not Meaningful.
Note: EBITDA, EBIT, Net Income to Common, and EPS adjusted for unusual and nonrecurring items.
(a)  Stock price as of January 23, 1997.
(b)  First Call estimates used in forward P/E multiples are as of January 24,
     1997.
(c) 1998 Calendarized EPS for AST is from a Dean Witter Research Report dated August 12, 1996, and is the only 1998 earnings projection available.
 ................................................................................

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